Exhibit 3.1

THIRD AMENDMENT TO THE

THIRD AMENDED AND RESTATED BYLAWS OF

NATIONAL RETAIL PROPERTIES, INC.

(adopted on February 13, 2014)

Article II, Section 7 of the Third Amended and Restated Bylaws of National Retail Properties, Inc., as amended, is hereby deleted in its entirety and replaced with the following:

“Section 7. Voting. Each director to be elected by the stockholders of the Corporation shall be elected by the affirmative vote of a majority of the votes cast with respect to such nominee by the holders of shares represented and entitled to vote therefor at a meeting of the stockholders for the election of directors at which a quorum is present (an “Election Meeting”); provided, however, that if the Board determines that the number of nominees exceeds the number of directors to be elected at such meeting, and the Board has not rescinded such determination by the record date for the Election Meeting as initially announced, each of the directors to be elected at the Election Meeting shall be elected by the affirmative vote of a plurality of the votes cast by the holders of shares represented and entitled to vote at such meeting with respect to the election of such director. Each share of stock may be voted for as many individuals as there are Directors to be elected and for whose election the shares of stock are entitled to be voted. When a quorum is present at any meeting, the vote of the holders of a majority of the votes cast shall decide any other question brought before such meeting, unless more than a majority of the votes cast is required herein or by statute or by the Articles of Incorporation.”